SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

June 14, 2021

Via EDGAR and Federal Express

Sergio Chinos, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nextracker Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted May 14, 2021

CIK No. 0001852131

Ladies and Gentlemen:

On behalf of Nextracker Inc. (the “Registrant”), we hereby confidentially submit amendment no. 2 (“Amendment No. 2”) to the Registrant’s draft Registration Statement on Form S-1. Amendment No. 2 has been marked to show all changes made to amendment no. 1 (“Amendment No. 1”) to the Registrant’s draft Registration Statement.

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission (the “Staff”) on Amendment No. 1, as set forth in the Staff’s letter dated May 26, 2021. The responses follow each comment and, where applicable, include page references to Amendment No. 2 indicating where disclosure has been added in response to the Staff’s comment.

Submission No. 2 of Draft Registration Statement submitted on May 14, 2021 General

1.

Please provide more prominent disclosure of the Tax Receivable Agreement and the economics benefits that it confers to NewCo ensuring that your revised disclosure addresses the shift in cash flows from public shareholders to the pre-IPO owners. To the extent practicable, please disclose how the estimated annual payments to NewCo under the agreement correlate to your revenue so that investors can understand how much of your revenue is being redirected to the pre-IPO owners. We would expect to see the discussion of the agreement in the forepart of the prospectus as a principal topic in the Prospectus Summary.

Sergio Chinos, Esquire

United States Securities and Exchange Commission

June 14, 2021

Response: The Registrant has revised the disclosure on pages 9, 16 and 17 of Amendment No. 2 to provide more prominent disclosure of the Tax Receivable Agreement in the Prospectus Summary. The Registrant respectfully advises the Staff that the estimated annual payments to NewCo and NewCo Sub under the Tax Receivable Agreement do not directly or indirectly correlate to the Registrant’s revenue, except that a sufficient level of taxable income is necessary to generate the tax benefits. The Registrant directs the Staff to the disclosures on pages 17, 50 and 167 of Amendment No. 2 stating that the estimated annual payments assume that the Registrant earns sufficient taxable income to realize all of the tax benefits that are subject to the Tax Receivable Agreement.

Combined Financial Statements

2. Summary of accounting policies

Revenue recognition, page F-9

2.	We appreciate your responses to prior comments 12 and 15. Please address the following:

•

As noted in your response, revise your policy to clarify that the goods and services delivered as part of a solar tracker system project contract are combined into one performance obligation because the customer is purchasing an integrated service, you are responsible for the overall management of the solar tracker system contract, including oversight through the installation process to ensure a functioning system is commissioned at the customer’s location, and how you concluded you control systems and components before they are transferred to customers.

Response: The Registrant has revised the disclosure on pages F-11 and F-12 of Amendment No. 2 in response to the Staff’s comment.

•	As noted in your response, revise your policy to clarify that you have no obligation to provide additional services to customers who purchase components.

Response: The Registrant has revised the disclosure on page F-12 of Amendment No. 2 in response to the Staff’s comment.

•

In order for us to better understand the nature of your business and customers, explain to us the types of customers who purchase solar tracker system projects and the types of customers who purchase components. Also, explain to us who is generally responsible for installing solar tracker systems for your customers, including the nature and extent of your interactions with that party, and who is generally responsible for constructing solar tracker systems for customers who purchase components.

Sergio Chinos, Esquire

United States Securities and Exchange Commission

June 14, 2021

Response: The Registrant advises the Staff that customers who purchase solar tracker system projects and those who enter into component sales contracts to take advantage of the U.S. federal solar investment tax credit (“ITC”) safe harbor provisions (“SafeHarbor”) have different motivations for entering into an agreement with the Registrant. The objective of customers entering into agreements with the Registrant for solar tracker system projects is to purchase the solar tracker system for purposes of developing a complete and functioning system and, as such, these customers are typically solar engineering, procurement and construction firms (“EPCs”). The objective of customers entering into SafeHarbor component sales agreements with the Registrant, however, is to purchase the components that qualify for the SafeHarbor and, in doing so, receive the benefit of the ITC. At the time of purchase, the desired timing of completion of a solar project may be uncertain and not guaranteed whereas the timing of the purchase of component parts is been driven by an objective to take advantage of the SafeHarbor. As such, customers of SafeHarbor component sales contracts are typically solar project developers who do not require professional services or installation support from the Registrant at the time of entering into the SafeHarbor component sales contracts. Further, these SafeHarbor component sales contract customers may never engage the Registrant to provide goods or services beyond those transferred in connection with the SafeHarbor component sales contracts.

A third-party vendor is typically responsible for installing solar tracker systems for the Registrant’s solar tracker system customers. As part of its overall project management, the Registrant will train the third-party vendor on how to install the solar tracker systems and will provide oversight throughout the installation process to ensure a functioning system is ultimately commissioned by the Registrant at the customer’s location.

For solar project developers that enter into SafeHarbor component sales contracts, there is no contract or obligation to install or manage the installation of solar tracker systems because these developers typically enter into these agreements to receive the benefit of the ITC tax credit, not for the installation of a functioning solar tracker system. Unlike solar tracker systems projects where, at the time Registrant enters into such contract, the customer already has a project plan laid out, there is no concrete project plan (e.g., hiring of EPCs, if any, location of the solar farm or engaging an installer for the solar tracker systems) at the time it enters into the SafeHarbor component sales contracts. If there is a future need for installation assistance, a third-party vendor would likely be selected and contracted separately by the project developers.

Sergio Chinos, Esquire

United States Securities and Exchange Commission

June 14, 2021

The Registrant also notes for the benefit of the Staff that most of the costs for its solar tracker projects relate to the costs associated with the hardware, and the application of the cost to cost method to measure progress towards completion for these projects results in recognition of substantially all of the project revenue as control of the hardware is transferred to the customer. As such, although revenue for solar tracker projects is recognized over time and revenue for SafeHarbor component sales contracts is recognized at a point in time, the pattern of revenue recognition does not materially differ between the two types of arrangements.

7. Relationship with parent and related parties, page F-25

3.

We appreciate your response to prior comment 16 and, as you indicate, we note you participate in Flex’s centralized cash management function for purposes of settling all financial obligations. It appears to us that your current balance sheet and net cash flow disclosures may not fully reflect these cash management activities during the periods presented. In this regard, it continues to appear to us that you should provide the applicable disclosures set forth in the response to question 4 of SAB Topic 1:B:1 for each period presented, including a listing of material transactions reflected in the transfers to and from your parent during each period.

Response: The Registrant has revised the disclosure on page F-29 and F-30 of Amendment No. 2 in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned at (212) 839-5684 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	Jay Ingram, Securities and Exchange Commission

Dale Welcome, Securities and Exchange Commission

Anne McConnell, Securities and Exchange Commission

Heather Childress, Flex Ltd.

Sharon R. Flanagan, Sidley Austin LLP

Lindsey A. Smith, Sidley Austin LLP

Robert G. Day, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Melissa S. Rick, Wilson Sonsini Goodrich & Rosati, Professional Corporation